Exhibit 99.1

YAMANA GOLD ANNOUNCES $162.5 MILLION SALE OF EXPLORATION PROPERTIES

TORONTO, ONTARIO, December 21, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce it has entered into an agreement (the “Agreement”) to sell certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (herein referred to as the “Transaction”). The Transaction is structured as a sale of assets by CMC (in which Yamana holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited (“Agnico Eagle”) will acquire all of Yamana’s indirect 50% interest in the Canadian exploration assets of CMC in consideration of cash proceeds to Yamana of $162.5 million. The Transaction will not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway, and East Amphi. The Transaction is scheduled to close in the first quarter of 2018.

The Transaction is consistent with the Company’s stated objective to improve its financial position. Other recent and current initiatives which have or will further advance this initiative include the following.

First and foremost are planned cash flow increases which are expected as the Company continues to deliver operational improvements and advance its development stage projects, most notably Cerro Moro which remains on budget and on schedule for startup in early 2018. Mechanical completion of the key process plant facilities at Cerro Moro is on track to be completed by the end of 2017 and commissioning of the crushing and conveying circuit began in December. Mine development is now being managed by Operations having already transitioned from Technical Services. With Cerro Moro contributing to production in 2018 and with its projected low cost profile, the Company expects meaningful increases to EBITDA and cash flow for 2018 and beyond.

Secondly, the recently announced offering of senior notes provides further financial flexibility over the medium term. The Company expects to use this enhanced flexibility to replace and upgrade mine cash flows and to target further optimization and other opportunities. Yamana is committed to advancing its project pipeline with the sequencing established to manage balance sheet strength while also ensuring the pipeline is well positioned in those countries and jurisdictions where the Company has the most familiarity.

Thirdly, the Company is advancing on several other monetization initiatives as part of ongoing strategic and technical reviews of its asset portfolio. These reviews relate to both non-cash flow generating assets and other assets. In the case of other assets, the Company considers the contribution to cash flows from those assets and whether or not the possible monetization of or other strategic alternatives for those assets may deliver more value than the immediate cash flows that they generate. In 2016, the Company sold its Mercedes mine on this basis and after such a review.

(All amounts are expressed in United States dollars unless otherwise indicated.)

The assets sold as part of the Transaction are non-cash flow generating and, after the Company completed strategic and technical reviews, it concluded that more value would be derived in the immediate and intermediate terms through a monetization than through continued evaluation of those assets for development. Another previously announced and similar strategic review that may result in a partial or whole monetization relates to Agua Rica which is a feasibility stage copper-gold asset wholly owned by Yamana.

The Company is committed to delivering production from quality mines and projects while also improving its cash balances, reducing its net debt and properly managing its balance sheet and overall financial position. This Transaction and the recent issue of the senior notes considerably advance these goals. And, continued operational and financial performance from the Company’s six mines along with the contribution to be provided by Cerro Moro, beginning in 2018, will further advance these goals also.

Under the Agreement, if Agnico Eagle sells any of the Kirkland Lake and Hammond Reef properties during the 24-month period from the date of the Agreement, Yamana will participate in any increase in net proceeds received by Agnico Eagle in the sale. The Transaction is subject to notification under the Competition Act (Canada) and the receipt of government, First Nations and other third party consents.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications

416-815-0220

1-888-809-0925

Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the Transaction and other initiatives to improve its financial position and expectations on meeting it financial objectives, production, exploration, development and expansion plans at the Company's projects being met including Cerro Moro, the impact of the recently announced offering of senior notes, the impact of other monetization initiatives as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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